Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the six months ended June 30, 2025, and 2024 are derived from our unaudited condensed consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated as an exempted company on July 9, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through HUHU China and HUHU Japan. HUHU China and HUHU Japan are professional system integration providers to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the PRC and Japan. To expand our business to Europe, we incorporated a fully-owned subsidiary, Huhu Technologies Deutschland GmbH (“HUHU Deutschland”) in 2025.

The Company currently generates most of its revenues from system integration projects, which represented 95.7% and 97.9% of total revenue for the six months ended June 30, 2025 and 2024, respectively. We also generate revenue from product sales, which represented 4.3% and 0.4% of our revenue for the six months ended June 30, 2025 and 2024, respectively. Engineering consulting services represented nil and 1.7% of total revenue for the six months ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025 and 2024, our total revenues were approximately $9.8 million and $8.9 million, respectively.

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the estimated offering expenses, were approximately $2.4 million.

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 157,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”). On November 19, 2024, the Representative exercised the Over-Allotment Option partially to purchase an additional 123,413 Ordinary Shares. The Company received approximately $432,000 in net proceeds from the partial exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on November 21, 2024 (the “Over-Allotment Closing”).

Trends and Key Factors that Affect Operating Results

HUHU China currently derives a majority of its revenues from the system integration projects. Approximately 10% of the integration projects are long-term projects, which mainly include gas monitoring system, heat insulation system and facility monitoring and management system, and 90% are short-term contracts that are mainly supplemental contracts of long-term contracts. HUHU China intends to continually enhance the services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. HUHU China’s construction enterprise qualification is first-class and well recognized by clients. Maintaining and enhancing the recognition, image and acceptance of our brand are important to HUHU China’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

HUHU China intends to expand the scope of services to the existing customers and acquire new customers by continually making significant investments in R&D. We plan to use 50% of our proceeds from IPO to construct a 5,000 square meter R&D plant in Xinwu District Wuxi City of Jiangsu Province, PRC and purchase equipment for production of equipment for gas supply systems. For the six months ended June 30, 2025 and 2024 we incurred R&D expense of $520,479 and $511,674, respectively. We will continue to improve upon and expand our production and products offerings through our research and development and technology innovations in order to deliver innovative products. We expect our research and development spending to stay above the amounts from the past years. Our business is closely related to the software and semiconductor industry, which is now experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. We monitor a number of financial and non-financial key business metric to evaluate on a regular basis business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our system integration projects

We monitor the number of contracts with customers for our system integration projects. The number of contracts will directly impact our results of operations, including revenues and gross margins for the foreseeable future. For the six months ended June 30, 2025, we completed 220 system integration projects, as compared to 98 projects for the six months ended June 30, 2024.

Average contract price for our system integration projects

We monitor the average contract price for our system integration projects, which impacts our future revenues and gross margins. Our average contract price decreased from $88,408 for the six months ended June 30, 2024 to $42,727 for the six months ended June 30, 2025. The average contract price is affected by number of new clients obtained, large contracts completed, and different clients customized needs. It varies across the presented financial periods.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in Japan. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. HUHU Japan started operation in July 2022. For the six months ended June 30, 2025 and 2024, HUHU Japan provided services to 17 and 10 clients, and completed 155 and 54 projects, respectively. For the six months ended June 30, 2025 and 2024, HUHU Japan contributed 60.9% and 47.6% of total revenue, respectively.

Results of Operations

For the six months ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the six months ended June 30, 2025 and 2024, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30,
	2025	2024	Change	% Change
REVENUES:
System integration projects	$9,400,024	$8,663,958	$736,066	8.5%
Engineering consulting services	—	152,573	(152,573)	(100.0)%
Product sales	417,448	36,948	380,500	1,029.8%
Total revenues	9,817,472	8,853,479	963,993	10.9%
COST OF REVENUES:
System integration projects	6,300,692	5,645,837	654,855	11.6%
Engineering consulting services	—	30,190	(30,190)	(100.0)%
Product sales	377,584	26,899	350,685	1,303.7%
Total cost of revenues	6,678,276	5,702,926	975,350	17.1%
GROSS PROFIT	3,139,196	3,150,553	(11,357)	(0.4)%
OPERATING EXPENSES:
Selling expenses	899,367	500,032	399,335	79.9%
General and administrative expenses	10,330,446	909,952	9,420,494	1035.3%
Research and development expenses	520,479	511,674	8,805	1.7%
Total operating expenses	11,750,292	1,921,658	9,828,634	511.5%
(Loss) income from operations	(8,611,096)	1,228,895	(9,839,991)	(800.7)%
OTHER INCOME (EXPENSES):
Interest income	6,736	1,523	5,213	342.3%
Interest expense	(64,246)	(49,185)	(15,061)	30.6%
Other income (expenses), net	2,051	(100,698)	102,749	(102.0)%
Total other expenses, net	(55,459)	(148,360)	92,901	(62.6)%
(LOSS) INCOME BEFORE INCOME TAXES	(8,666,555)	1,080,535	(9,747,090)	(902.1)%
Provision for income taxes	64,686	231,208	(166,522)	(72.0)%
NET (LOSS) INCOME	$(8,731,241)	$849,327	$(9,580,568)	(1,128.0)%

Revenues

We derive revenues from three sources: (1) system integration projects, (2) engineering consulting services, and (3) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the six months ended June 30, 2025, our total revenue was approximately $9.8 million as compared to $8.9 million for the six months ended June 30, 2024. The Company’s total revenue increased by approximately $1.0 million, or 10.9%. The overall increase in total revenue was primarily attributable to a $0.7 million increase in revenue from system integration projects and a $0.4 million increase in revenue from product sales.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. Most of our system integration project contracts are short term contracts. Our system integration project contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on customers’ specific needs which requires significant customization. Revenue is recognized over the contract time using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion.

For the six months ended June 30, 2025, revenue from system integration projects was approximately $9.4 million as compared to $8.7 million for the six months ended June 30, 2024, representing an increase of $0.7 million or 8.5%, which was due to the expansion of our business in the Japanese market for the six months ended June 30, 2025. The number of contracts we completed were 220 and 98 for the six months ended June 30, 2025 and 2024, respectively. The average contract price decreased from $88,408 for the six months ended June 30, 2024 to $42,727 for the six months ended June 30, 2025.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. For the six months ended June 30, 2025, revenues from engineering consulting services was nil, as compared to $0.2 million for the six months ended June 30, 2024. The decrease in revenue from engineering consulting services was mainly due to a shift of focus on system integration projects for the six months ended June 30, 2025.

Revenue from product sales

Revenues from product sales is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the six months ended June 30, 2025, our product sales were approximately $0.4 million as compared to $0.04 million for the six months ended June 30, 2024. The increase of product sales revenue was due to increase in product needs along with system integration projects in the six months ended June 30, 2025.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $1.0 million or 17.1% from approximately $5.7 million for the six months ended June 30, 2024 to approximately $6.7 million for the six months ended June 30, 2025.

Cost of system integration projects increased by approximately $0.7 million or 11.6% from approximately $5.6 million for the six months ended June 30, 2024 to approximately $6.3 million for the six months ended June 30, 2025. The increase was consistent with the increase of the revenue from system integration projects.

Cost of product sales increased by approximately $0.4 million from $0.03 million for the six months ended June 30, 2024 to approximately $0.4 million for the six months ended June 30, 2025. The increase was consistent with the increase of the revenue from product sales.

Gross profit

	For the Six Months Ended June 30,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
System integration projects	$3,099,332	33.0%	$3,018,121	34.8%	$81,211	2.7%
Engineering consulting services	—	—%	122,383	80.2%	(122,383)	(100.0)%
Product sales	39,864	9.5%	10,049	27.2%	29,815	296.7%
Total gross profit	$3,139,196	32.0%	$3,150,553	35.6%	$(11,357)	(0.4)%

Our gross profit decreased by approximately $0.01 million or 0.4% from approximately $3.2 million for the six months ended June 30, 2024 to approximately $3.1 million for the six months ended June 30, 2025. Gross margin as a percent of overall revenue for the six months ended June 30, 2025 and 2024 was 32.0% and 35.6%, respectively.

Gross profit for system integration projects increased by approximately $0.1 million from approximately $3.0 million for the six months ended June 30, 2024 to approximately $3.1 million for the six months ended June 30, 2025. Gross profit margin for the six months ended June 30, 2025 and 2024 was 33.0% and 34.8%, respectively. The decrease of the gross margin for the six months ended June 30, 2025 was a result of increasing engineering outsourcing.

Gross profit for product sales increased from $10,049 for the six months ended June 30, 2024 to $39,864 for the six months ended June 30, 2025. Gross profit margin for the six months ended June 30, 2025 and 2024 was 9.5% and 27.2%, respectively. Gross profit margin for products sales was depending on the type of hardware customer needed in the process of system integration projects.

Operating Expenses

	For the six months Ended June 30,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling expenses	$899,367	$500,032	$399,335	79.9%
General and administrative expenses	10,330,446	909,952	9,420,494	1035.3%
Research and development expenses	520,479	511,674	8,805	1.7%
Total operating expenses	$11,750,292	$1,921,658	$9,828,634	511.5%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $9.8 million or 511.5%, from approximately $1.9 million for the six months ended June 30, 2024 to approximately $11.8 million for the six months ended June 30, 2025. The increase in our operating expenses was primarily due to the increases in general and administrative expenses of approximately $9.4 million, and increases in selling expenses of approximately $0.4 million.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses increased by approximately $0.4 million or 79.9% from approximately $0.5 million for the six months ended June 30, 2024 to approximately $0.9 million for the six months ended June 30, 2025 mainly due to the operation increased business promotion expenses of HUHU Japan.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, impairment losses, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $9.4 million or 1,035.3% from approximately $0.9 million for the six months ended June 30, 2024 to approximately $10.3 million for the six months ended June 30, 2025. The significant increase in G&A expenses are contributed by (i) an approximately $8.8 million increase in share-based compensation; (ii) an approximately $0.2 million increase in salary and compensation; (iii) an approximately $0.2 million increase in other items including lease expenses and office expenses. On November 28, 2024, the Board of Directors of HUHUTECH International Group Inc. approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which allowed for issuance of up to 2,000,000 Ordinary Shares to employees, non-employee directors, officers and consultants for services rendered to the Company.  On January13, 2025, the Company issued 2,000,000 ordinary shares under 2024 Equity Incentive Plan. The fair value of the shares issued amounted to $8,800,000 based on a $4.4 share price on the approval date.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses stayed at approximately $0.5 million for the six months ended June 30, 2025 and 2024, representing 5.8% and 5.3% of our total revenues for the six months ended June 30, 2024 and 2025, respectively.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other expense decreased from approximately $148,000 for the six months ended June 30, 2024 to approximately $55,000 for the six months ended June 30, 2025. The change was mainly due to a decrease of approximately $20,000 in exchange loss, a decrease of approximately $20,000 in bank charges and a decrease of approximately $32,000 in employee severance pay.

Income tax provision

Income tax provision was $64,686 and $231,208 for the six months ended June 30, 2025 and 2024, respectively. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, which reduced its statutory income tax rate to 15%. The new certificate is valid for three years and expires in December 2025. Under Japanese tax laws, HUHU Japan is subject to a statutory income tax rate at 20% on income that is generated in Japan.

Net (loss) Income

As a result of reasons and circumstances discussed above, our net loss amounted to approximately $8.7 million for the six months ended June 30, 2025, as compared to a net income of approximately $0.8 million for the six months ended June 30, 2024.

Other comprehensive loss

Foreign currency translation loss amounted to $347,485 and $336,141 for the six months ended June 30, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity as of June 30, 2025 were translated at RMB7.1636 to USD1.00 as compared to RMB7.2993 to USD1.00 as of December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2025 and 2024 were RMB7.2526 to USD1.00 and RMB7.2150 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of June 30, 2025 were translated at JPY144.17 to USD1.00 as compared to JPY157.37 to USD1.00 as of December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2025 and 2024 were JPY148.38 to USD1.00 and JPY152.20 to USD1.00, respectively. The change in the value of the JPY relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and Japan. Majority of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange managements regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange management regulations on converting RMB into U.S. dollars. As of June 30, 2025, the aggregate amount of cash in banks of $569,350 was held at major financial institutions in the PRC. As of June 30, 2025, the aggregate amount of cash in banks of $1,869,870 was held at major financial institutions in the Japan.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and capital contributions from shareholders. As of June 30, 2025, we had working capital of approximately $3.6 million. For the six months ended June 30, 2025, we generated net loss of approximately $8.7 million. The Company’s cash used in operations amounted to approximately $0.5 million for the six months ended June 30, 2025. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2025, we had unrestricted cash of approximately $3.0 million. As of June 30, 2025 our bank loan balance was approximately $5.5 million, we expect to renew most of our bank loans based on good credit history.

We also had restricted cash of $57,151 as of June 30, 2025. Restricted cash consists of cash and cash equivalents which is used as collateral to secure notes payable. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50%-100% of the amount is required to be deposited at the bank as security for the notes payable. The Company earns interest at a variable rate per month on this restricted cash balance.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through HUHU China and HUHU Japan. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. HUHU China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside at least 10% of their after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiaries out of China is subject to examination by the banks designated by SAFE. Our subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from HUHU China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes. When HUHU Japan pays dividends to its parent company in Cayman, it is subject to restrictions under the Japanese Corporate Law.

The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this annual report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and/or access to short term bank loans, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the six months ended June 30, 2025 and 2024

The following summarizes the key components of our cash flows for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(523,403)	$303,082
Net cash used in investing activities	(98,901)	(1,556,739)
Net cash (used in) provided by provided by financing activities	(43,326)	2,986,320
Effect of exchange rate change on cash	378,523	(265,228)
Net (decrease) increase in cash	$(287,107)	$1,467,435

Operating Activities

Net cash used in operating activities was approximately $0.5 million for the six months ended June 30, 2025, which mainly consisted of approximately $8.7 million of net loss, adjustment of $8.9 million non-cash items, and changes in working capital, which primarily comprised of an increase in accounts receivable of approximately $1.4 million and an increase in accounts receivable related party of approximately $0.9 million due to increase in revenue, an increase in advance to vendors of approximately $0.2 million due to more projects, an increase in prepayments and other assets of approximately $0.1 million and an decrease in taxes payable of approximately $0.2 million, offset by an increase in accrued expenses and other liabilities of approximately $0.6 million, an increase in advance from customers of approximately $0.6 million due to more projects, an increase in accounts payables of approximately $0.5 million, an decrease in inventories of approximately $0.2 million and an decrease in note receivable of approximately $0.2 million.

Net cash provided by operating activities was approximately $0.3 million for the six months ended June 30, 2024, which mainly consisted of approximately $0.8 million of net income, adjustment of $0.3 million non-cash items, and changes in working capital, which primarily comprised of: an increase in advance from customers of approximately $1.7 million due to more projects, an increase in taxes payable of approximately $0.3 million, an increase in accrued expenses and other liabilities of approximately $0.2 million, offset by an increase in accounts receivable of approximately $1.4 million due to increase in revenue, an increase in advance to vendors of approximately $0.8 million, an increase in due from related parties of approximately $0.6 million, and an increase in inventories of approximately $0.3 million

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the six months ended June 30, 2025, mainly consisting of purchases of property and equipment.

Net cash used in investing activities was approximately $1.6 million for the six months ended June 30, 2024, mainly consisting of purchases of property and equipment.

Financing Activities

Net cash used in financing activities was approximately $0.04 million for the six months ended June 30, 2025, which consisted of proceeds from loan third-party of approximately $0.5 million, advances from related parties of approximately $0.3 million and proceeds from bank loans of approximately $3.8 million, offset by repayment of notes payable of approximately $0.6 million and repayment of bank loans of approximately $3.2 million.

Net cash provided by financing activities was approximately $3.0 million for the six months ended June 30, 2024, which consisted of proceeds from bank loans of approximately $5.2 million, offset by repayment of short-term bank loans of approximately $1.7 million, repayment from related parties of approximately $0.9 million, repayment of notes payable of approximately $0.4 million and payment of offering costs of approximately $0.1 million.

Capital Expenditures

The Company made capital expenditures of approximately $0.1 million and $1.6 million for the six months ended June 30, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property, intangible assets and equipment in connection with our expansion in Japan. The Company will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — Research and Development” and “Item 4. Information on the Company — Intellectual Property” of 20-F filed on April 29, 2025.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. No critical accounting estimate was identified in the preparation of our unaudited condensed consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.